June 27, 2005

Ms. Pamela A. Long	VIA FEDEX AND EDGAR

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0404

Re:	Chaparral Steel Company

Amendment No. 2 to Form 10

Filed June 28, 2005

File No. 000-51307

Dear Ms. Long:

On behalf of Chaparral Steel Company (Chaparral), I attach for filing Chaparral’s Amendment No. 2 to Registration Statement on Form 10 to register securities under Section 12(g) of the Exchange Act of 1934, as amended. Chaparral has the following responses to the SEC staff’s comments contained in its letter to me dated June 22, 2005. Chaparral’s responses are numbered to correspond to the numbers used to designate the staff’s comments in its letter.

1.	We note your response to comment 5 of our letter dated June 3, 2005. We also note that you state your indebtedness to TXI on February 28, 2005 as $553.5 million on page 23, whereas you state on page 31 that TXI will contribute to your capital your indebtedness of $552.5 million. Please confirm that these amounts are correct, or otherwise revise your prospectus to eliminate this discrepancy.

We have corrected the number on page 23 in accordance with the comment of the Staff.

2.	Please explain how you will inform shareholders of the final material terms of the new credit facility.

We expect the closing of all new financing to occur on or about July 6, 2005. Immediately thereafter we will file a post-effective amendment to update the Form 10 with final terms of the new debt.

3.	Please update the address of the SEC’s public reference room to 100 F Street, N.E. Washington, DC 20549.

We have updated the address in accordance with the comment of the Staff.

Ms. Pamela A. Long

June 28, 2005

In addition, this amendment updates the Form 10 for the following events that have occurred since the last amendment was filed: Chaparral has entered into the new credit agreement, all but $30 million of the intercompany indebtedness from Chaparral to its parent, Texas Industries, Inc. (“TXI”), has been contributed to Chaparral’s capital, and all of TXI’s subsidiaries engaged in the steel business have been contributed to the capital of Chaparral.

I am providing courtesy copies of this letter and a revised copy of Amendment No. 1 to the Form 10 marked to show changes made from the previously filed version to the SEC staff members set forth below.

Please direct any questions or additional comments regarding Amendment No. 1 to the Form 10 and this letter to the undersigned at (972) 647-6742, or to Joe Dannenmaier of Thompson & Knight LLP at (214) 969-1393.

Respectfully submitted,

Frederick G. Anderson

Vice President and General Counsel

Texas Industries, Inc.

Courtesy copies to:

Mindy Hooker

Anne McConnell

Matt Franker

Lesli Sheppard